MAG Silver Corp

For Immediate Release

January 26, 2007

MAG SILVER GRANTS OPTIONS

MAG Silver Corp. (TSX-V:MAG) announces that on January 23, 2007 it granted, subject to any necessary regulatory approval, incentive stock options to purchase up to a total of 85,000 shares to Contact Financial and two Company consultants . The options are exercisable for a term of five years at the price of $7.56 per share.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

ON BEHALF OF THE BOARD OF

MAG SILVER CORP

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.